ING Life Insurance and Annuity Company
and its Variable Annuity Account C

Opportunity Plus Multiple Option Group Variable Annuity Contracts

Supplement dated June 20, 2011 to the Contract Prospectus, Contract Prospectus Summary and
Statement of Additional Information, each dated April 29, 2011

The following information updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information ("SAI"). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

Effective June 27, 2011, the overnight delivery address shown in your Contract Prospectus, Contract Prospectus Summary and SAI will change to the following address:

> Opportunity Plus Service Center
> ING National Trust
> 4400 Computer Drive
> Westborough, MA 01581

All references to any other overnight delivery address appearing in Contract Prospectus, Contract Prospectus Summary and SAI are hereby deleted.